Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated February 10, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 March 11, 2009

$ Knock-Out Buffered Super Track Notes due April 30, 2010 Linked to the Performance of the United States Oil Fund, LP Medium-Term Notes, Series A, No. E-3092

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC(Rated AA-/Aa3‡)

Initial Valuation Date:	March 26, 2009

Issue Date:	March 31, 2009

Final Valuation Date:	April 27, 2010*

Maturity Date:	April 30, 2010* (resulting in a term to maturity of approximately 13 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Linked Share:	United States Oil Fund, LP (Bloomberg ticker symbol “USO UP <Equity>”)

Knock-out Barrier:	[—], initial price multiplied by 140%

Knock-out Rebate:	12.00%

Buffer Percentage:	20%

Payment at Maturity:

If the closing price of the linked share is above the knock-out barrier on any day between the initial valuation date and the final valuation date, inclusive, you will receive at maturity a cash payment equal to (a) the principal amount of your Notes plus (b) the principal amount multiplied by the knock-out rebate.

If the closing price of the linked share is at or below the knock-out barrier at all times between the initial valuation date and the final valuation date, inclusive, and:

•        if the final price is greater than the initial price, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the Reference Asset Return. Accordingly, if the Reference Asset Return is positive and does not exceed 40%, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x (Reference Asset Return)]

•        if the Reference Asset Return is less than or equal to 0% and equal to or greater than -20%, you will receive the principal amount of your Notes; and

•        if the Reference Asset Return is less than -20%, you will receive a cash payment equal to (a) the principal amount of your Notes plus (b) the principal amount multiplied by the sum of (i) the Reference Asset Return and (ii) the buffer percentage:

$1,000 + [$1,000 x (Reference Asset Return +20%)]

If the knock-out barrier has not been breached and the linked share declines by more than 20%, you will lose 1% of the principal amount of your Notes for every 1% that the Reference Asset Return falls below -20%. You may lose up to 80% of your initial investment.

Reference Asset Return:	The performance of the linked share from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	[—], the closing price of the linked share on the initial valuation date.

Final Price:	The closing price of the linked share on the final valuation date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738QY69 and US06738QY690

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA- by Standard & Poor's, a division of the McGraw-Hill Companies, Inc, and will be rated Aa3 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Linked Share?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Initial Price: 27.76

Knock-out Barrier: 38.86 (Initial Price * 140%)

Knock-out Rebate: 12.00%

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Final Price of the Linked Share	Reference Asset Return	Total Payment at Maturity		Total Return on Notes
		Closing Price Ever Above Knock Out Barrier	Closing Price Always At or Below Barrier	Closing PriceEver Above Knock-Out Barrier	Closing Price Always At or Below Barrier
$55.52	100.00%	$1,120.00	N/A	12.00%	N/A
$52.74	90.00%	$1,120.00	N/A	12.00%	N/A
$49.97	80.00%	$1,120.00	N/A	12.00%	N/A
$47.19	70.00%	$1,120.00	N/A	12.00%	N/A
$44.42	60.00%	$1,120.00	N/A	12.00%	N/A
$41.64	50.00%	$1,120.00	N/A	12.00%	N/A
$38.86	40.00%	$1,120.00	$1,400.00	12.00%	40.00%
$36.09	30.00%	$1,120.00	$1,300.00	12.00%	30.00%
$33.31	20.00%	$1,120.00	$1,200.00	12.00%	20.00%
$30.54	10.00%	$1,120.00	$1,100.00	12.00%	10.00%
$29.15	5.00%	$1,120.00	$1,050.00	12.00%	5.00%
$27.76	0.00%	$1,120.00	$1,000.00	12.00%	0.00%
$26.37	-5.00%	$1,120.00	$1,000.00	12.00%	0.00%
$24.98	-10.00%	$1,120.00	$1,000.00	12.00%	0.00%
$23.60	-15.00%	$1,120.00	$1,000.00	12.00%	0.00%
$22.21	-20.00%	$1,120.00	$1,000.00	12.00%	0.00%
$19.43	-30.00%	$1,120.00	$900.00	12.00%	-10.00%
$16.66	-40.00%	$1,120.00	$800.00	12.00%	-20.00%
$13.88	-50.00%	$1,120.00	$700.00	12.00%	-30.00%
$11.10	-60.00%	$1,120.00	$600.00	12.00%	-40.00%
$8.33	-70.00%	$1,120.00	$500.00	12.00%	-50.00%
$5.55	-80.00%	$1,120.00	$400.00	12.00%	-60.00%
$2.78	-90.00%	$1,120.00	$300.00	12.00%	-70.00%
$0.00	-100.00%	$1,120.00	$200.00	12.00%	-80.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of the linked share never breached the knock-out barrier during the term of the notes and the closing price of the linked share increases from an initial price of 27.76 to a final price of 33.31.

Because the knock-out barrier was never breached and the final price of 33.31 is greater than the initial price of 27.76, the investor receives a payment at maturity of $1,200 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (20%)] = $1,200

The total return on the investment of the Notes is 20%.

Example 2: The closing price of the linked share never breached the knock-out barrier during the term of the notes and the closing price of the linked share decreases from an initial price of 27.76 to a final price of 24.98.

Because the knock-out barrier was never breached and the final price of 24.98 is less than the initial price of 27.76, the Reference Asset Return of -10% is greater than -20% and the investor will receive a payment at maturity of $1000 per $1,000 principal amount Note.

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Example 3: The closing price of the linked share never breached the knock-out barrier during the term of the notes and the closing price of the linked share decreases from the initial price of 27.76 to a final price of 19.43.

Because the knock-out barrier was never breached and the final price of 19.43 is less than the initial price of 27.76 by more than the buffer percentage of 20%, the investor will receive a payment at maturity of $900 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (-30% + 20%)] = $900

The total return on the investment of the Notes is -10%.

Example 4: The closing price of the linked share was above the knock-out barrier on one or more trading day during the term of the note and the price of the linked share increases from an initial price of 27.76 to a final price of 44.42.

Because the knock-out barrier was breached during the term of the note, the investor receives a total payment per $1,000 principal amount equal to (a) the principal amount plus (b) the knock-out rebate calculated as follows:

$1,000 + ($1000 x 12.00%) = $1,120

Therefore, the payment at maturity is $1,120 per $1,000 principal amount Note, representing a 12% return on investment over the term of the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds” with respect to the reference asset; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Equity Exchange-Traded Fund—Share Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds”.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns, to the extent the knock-out barrier is not breached during the term of the Notes, by the positive reference asset return or by the knock-out rebate if the knock-out barrier was breached during the term of the Notes. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the linked share return of up to 20%.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under ‘‘Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the linked share. This characterization relies, in part, on the fact that the Notes are expected to have a term of just over one year and our understanding that the Notes will be marketed primarily to persons treated as cash-basis taxpayers for U.S. federal income tax purposes. Subject to the discussion of Section 1260 below, if your Notes are treated as a pre-paid cash-settled executory contract with respect to the linked share, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

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It is also possible that the Internal Revenue Service could seek to characterize your Notes under current law in a manner that results in tax consequences that are different from those described above. The tax consequences to you are particularly uncertain if the closing price of the linked share is above the knock-out barrier on any day after the initial valuation date and prior to the final valuation date (a “Barrier Breach”). For example, if a Barrier Breach occurs, the Internal Revenue Service could assert that you should be treated as if you exchanged your executory contract with respect to the linked share for a zero-coupon debt instrument. If you are so treated, you may be required to recognize gain or loss at such time and you may further be required to currently accrue ordinary income over the remaining term of the Notes or treat the amount received that is attributable to the knock-out rebate as ordinary income upon the sale or maturity of your Notes. Even if a deemed exchange is not deemed to occur following a Barrier Breach, you may still be required to recognize all or a portion of the amount of the knock-out rebate at the time of the Barrier Breach or over the remaining term of the Notes, and any amount attributable to the knock-out rebate may be treated as ordinary income. If you purchase the Notes after a Barrier Breach, the risk of a recharacterization of the Notes as a zero-coupon debt instrument and a tax treatment different than that described above is heightened and you are strongly urged to consult your tax advisor.

Other alternative treatments would also be possible. For example, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your Notes or a portion of your Notes. If Section 1256 were to apply to your Notes, you would be required to mark your Notes (or a portion of your Notes) to market at the end of each year (i.e., recognize income as if the Notes or relevant portion of the Notes had been sold for fair market value). In such case, gain or loss recognized with respect to your Notes (or the relevant portion of your Notes) should be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Notes. Under this alternative treatment, it is also possible that you could be required to recognize gain or loss each time a contract tracked by the linked share rolls. Some or all of such gain or loss could potentially be treated by Section 1256 as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Notes.

Although not entirely clear, it is possible that the purchase and ownership of the Notes should be treated as a “constructive ownership transaction” with respect to the linked share, which would be subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code. Because the Notes have a return profile that differs substantially from the return profile of the linked share, we believe it would be reasonable to characterize your notes as instruments to which Section 1260 should not apply. If your Notes were subject to the constructive ownership rules, however, any long-term capital gain that you realize upon the sale or maturity of your Notes that is would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such capital gain) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased the actual shares of the linked share on the date that you purchased your Notes and sold the linked share shares on the date of the sale or maturity of the Notes (the “Excess Gain Amount”). If Section 1260 were to apply to your Notes, it is possible that the Excess Gain Amount associated with an investment in the Notes could be substantial because the linked share is a partnership that invests in commodity futures contracts that are governed by Section 1256 of the Internal Revenue Code and interest-bearing securities that generate ordinary income. Because application of the constructive ownership rules is unclear, you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the Notes.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus. You should further consult your tax advisor as to the possible alternative treatments in respect of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the linked share. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•

“Risk Factors— Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”; and

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”.

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In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the linked share and will depend on whether, and the extent to which, the reference asset return is positive or negative. Your investment will be fully exposed to any decline in the final price beyond the 20% buffer percentage as compared to the initial price of the linked share if the knock-out barrier is never breached during the term of the Notes. You will lose up to 80% of your initial investment if the linked share declines by more than 20%.

•

Your Maximum Gain on the Notes Is Limited—If the final price is greater than 140% of the initial price and if the knock-out barrier is otherwise breached during the term of the Notes, for each $1,000 principal amount Note, you will receive at maturity the knock-out rebate of 12% instead of the positive return of the linked share because the knock-out barrier is breached. Thus your return on the Notes will never exceed 40%.

•

No Interest—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the linked share would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the linked share on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the linked share;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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Description of the Linked Share

According to publicly available information, United States Oil Fund, LP (“USOF”) is a Delaware limited partnership organized on May 12, 2005. USOF maintains its main business office at 1320 Harbor Bay Parkway, Suite 145, Alameda, California 94502. USOF is a commodity pool that issues limited partnership interests (“units”) traded on the American Stock Exchange.

The net assets of USOF consist primarily of investments in futures contracts for light, sweet crude oil, but may also consist of other types of crude oil, heating oil, gasoline, natural gas and other petroleum-based fuels that are traded on the NYMEX, ICE Futures or other U.S. and foreign exchanges (collectively, “Oil Futures Contracts”). USOF may also invest in other oil-related investments such as cash-settled options on Oil Futures Contracts, forward contracts for oil, and over-the-counter transactions that are based on the price of crude oil, other petroleum-based fuels, Oil Futures Contracts and indices based on the foregoing.

Information provided to or filed with the Commission by USOF pursuant to the Securities Act of 1933 can be located by reference to Commission file number 001-32834.

Historical Performance of the Linked Share

The following graph sets forth the historical performance of the linked share based on the daily closing prices from May 30, 2006 through March 10, 2009. The linked share closing price on March 10, 2009 was 27.76.

We obtained the historical trading price information below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical prices of the linked share should not be taken as an indication of future performance, and no assurance can be given as to the linked share closing prices on the final valuation date. We cannot give you assurance that the performance of the linked share will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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